Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Daniel D. Dex 604.691.6839 604.893.7623 daniel.dex@mcmillan.ca 57826V-213259-Letters November 25, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:        Mr. Larry Spirgel, Assistant Director, Division of Corporation Finance

Dear Sirs/Mesdames:

Re:

Telupay International Inc. (f/k/a I-Level Media Group Incorporated)
Form 8-K
Filed September 30, 2013
File No. 000-52069

            We are counsel for and write on behalf of Telupay International Inc. (the "Company") to acknowledge the Company's receipt of the Staff's letter of October 24, 2013 (the "Comment Letter") signed on behalf of Larry Spirgel, Assistant Director, Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission"), regarding the above-referenced 8-K filing. We note that the Comment Letter requested that the Company provide a response to the Comment Letter within 10 business days by amending the Company's filing, by providing the requested information or by advising the Commission when the Company will provide the requested response.

            We confirm, on behalf of the Company, that the Company initially estimated that it would be able to provide a response to the Comment Letter by November 21, 2013, as indicated in the letter from the undersigned to the Commission dated November 8, 2013. The Company is actively working on its response to the Comment Letter, but has determined that it will need additional time to adequately address the Commission's comments. As such, the Company anticipates that it will be able to provide a response by December 4, 2013.

            In the meantime, please feel free to contact the undersigned at (604) 691-6839 should the Commission have any questions or concerns arising from the same.

Yours very truly,

/s/ Daniel D. Dex

Daniel D. Dex
for McMillan LLP

cc:        Telupay International Inc.

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